Filed by Vascular Biogenics Ltd.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Vascular Biogenics Ltd.

Commission File No.: 001-36581

Date: June 9, 2023

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of February 22, 2023, among Vascular Biogenics Ltd., an Israeli corporation (“VBL”), Notable Labs, Inc., a Delaware corporation (“Notable”), and Vibrant Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Vibrant (the “Merger Agreement”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Notable will be merged with and into Merger Sub (the “Merger”), with Notable continuing after the Merger as the surviving corporation and a wholly-owned subsidiary of VBL.

On June 9, 2023, Notable published the following communication:

Notable Labs Presents Data Demonstrating PPMP’s Potential to Identify Novel Drug Combinations in JMML at the 2023 EHA Hybrid Congress

Data demonstrates Notable’s PPMP potential in selecting more active investigational pre-hematopoietic stem cell therapy drug combinations, as compared to regimens currently used in JMML

FOSTER CITY, Calif., June 9, 2023 – Notable Labs, Inc. (“Notable”), a clinical stage therapeutic platform company developing predictive precision medicines for cancer patients, today presented data from an ex vivo study demonstrating the potential for its Predictive Precision Medicine Platform (PPMP) to identify more active investigational pre-hematopoietic stem cell therapy (pre-HCST) regimens for the treatment of juvenile myelomonocytic leukemia (JMML) at the European Hematology Association (EHA) Hybrid Congress being held in Frankfurt, Germany on June 8 – 15, 2023.

“In collaboration with leading experts at University of California San Francisco, Benioff Children’s Hospital, we screened more than 100 prospective drug combinations on one of the largest collections of primary JMML samples and identified potentially more potent drug combinations for the treatment of JMML than currently used regimens,” said Thomas Bock, M.D., Chief Executive Officer of Notable. “Specifically, this study makes a compelling case for the addition of tretinoin (TRET) to the conventional, but often suboptimal, anti-leukemic combination of fludarabine (FLU) with cytarabine (ARA-C), or 5-azacitidine (5-AZA) alone, and similarly for the addition of calcitriol (CALC) to 5-AZA. Overall, this data provides strong reason to further investigate these potentially more effective drug combinations as there remains a persistent need to develop better pre-HSCT regimens in JMML.”

The study aimed to identify novel anti-leukemic drug combinations potentially more effective than currently used regimens in JMML pre-HSCT by employing Notable’s PPMP. Of 130 drug combinations, 27 were shown to be more active in killing leukemic cells ex vivo than compounds represented in these combinations on their own. In particular, TRET, a differentiating agent, enhanced the anti-leukemic effects of FLU + ARA-C in 90% (19/21) of patient samples and of 5-AZA in 76% (19/25) of patient samples. Similarly, CALC, another differentiating agent, enhanced the anti-leukemic effect of 5-AZA in 84% (21/25) of patient samples.

These results highlight PPMP as a potential tool for identifying superior drug combinations for patients with high medical needs, including with JMML.

Abstract title: Tretinoin and calcitriol enhance treatment regimens for juvenile myelomonocytic leukemia in ex vivo drug sensitivity assays.

Presenting Author: Associate Prof. Elliot Stieglitz

Abstract Code: P998

Session Type/Title: Poster Presentation

Date and Time: June 9, 18:00 - 19:00 CEST

Additional meeting information can be found on the 2023 EHA Congress website, https://ehaweb.org/congress/eha2023-hybrid-congress/eha2023/. The poster will be available on the Company’s website at https://notablelabs.com/ shortly after the event.

About Notable Labs, Inc.

Notable Labs, Inc. is a clinical-stage platform therapeutics company developing predictive precision medicines for patients with cancer. Through its proprietary Predictive Precision Medicines Platform (PPMP), Notable bio- simulates a cancer treatment and aims to predict whether or not a patient is likely to respond to that specific therapeutic. Notable’s PPMP is designed to identify and select clinically responsive patients prior to their treatment and thus fast-track clinical development in this patient population. By continually advancing and expanding the reach of the PPMP across diseases and predicted medical outcomes, Notable aims to be the leader in precision medicine and revolutionize the way in which patients seek and receive treatments that work best for them – patient by patient and cancer by cancer. Notable believes it has created a targeted and de-risked in-licensing strategy to deliver a product’s medical impact and commercial value faster, higher, and with a greater likelihood of success than traditional drug development. By transforming historical standards of care, Notable aims to create dramatic positive impact for patients and the healthcare community. In February 2023, Notable entered into a definitive agreement to merge with VBL Therapeutics (NasdaqCM: VBLT). Notable is headquartered in Foster City, California. Learn more at www.notablelabs.com and follow us @notablelabs.

CONTACTS:

Investor Relations: Daniel Ferry, LifeSci Advisors

+1 (617) 430-7576, daniel@lifesciadvisors.com

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the proposed Merger; the combined company’s listing on Nasdaq after closing of the proposed Merger; expectations regarding the ownership structure of the combined company; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing of the proposed Merger (including completion of Notable’s private placement) and cash runway of the combined company; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates or platform technologies of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical results; Notable having sufficient resources to advance its volasertib and any other pipeline candidates and its platform technologies; and other statements that are not historical fact. All statements other than statements of historical fact contained in this communication are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond VBL’s control. VBL’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to timely obtain shareholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of VBL and Notable to consummate the proposed Merger; (iii) risks related to VBL’s ability to manage its operating expenses and its expenses associated with the proposed merger pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; (v) the risk that as a result of adjustments to the exchange ratio, VBL shareholders and Notable stockholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of VBL’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from the transaction; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; (ix) the uncertainties associated with Notable’s platform technologies, as well as risks associated with the clinical development and regulatory approval of product candidates, including potential delays in the commencement, enrollment and completion of clinical trials; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results; and (xiv) risks associated with VBL’s loss of “foreign private issuer” status, among others. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the Securities and Exchange Commission (“SEC”), including the factors described in the section titled “Risk Factors” in VBL’s Annual Report on Form 10-K for the year ended December 31, 2022 and VBL’s Quarterly Report on Form 10-Q for the three months ended March 31, 2023, each filed with the SEC, and in other filings that VBL makes and will make with the SEC in connection with the proposed Merger, including the Proxy Statement described below under “Additional Information about the Proposed Merger Transaction and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. VBL expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information about the Proposed Merger Transaction and Where to Find It

This communication relates to the proposed merger transaction involving VBL and Notable and may be deemed to be solicitation material in respect of the proposed merger transaction. In connection with the proposed merger transaction, VBL will file relevant materials with the SEC, including a Registration Statement on Form S-4 filed with the SEC on May 11, 2023 (the “Form S-4”), which contains a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that VBL has filed or may file with the SEC and or send to VBL’s shareholders in connection with the proposed merger transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF VBL ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT VBL, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by VBL with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by VBL with the SEC will also be available free of charge on VBL’s website at www.vblrx.com, or by contacting VBL’s Investor Relations at ir@vblrx.com. VBL, Notable and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies from VBL’s shareholders with respect to the proposed merger transaction under the rules of the SEC. Information about the directors and executive officers of VBL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2022, which was filed with the SEC on March 14, 2023, and in subsequent documents filed with the SEC. Additional information regarding the persons who may be deemed participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is also included in the Form S-4 and the Proxy Statement filed with the SEC, and will be included in other relevant materials to be filed with the SEC when they become available. You may obtain free copies of this document as described above.